Exhibit 99.1

Press Release

Date: Oct. 12, 2009

Contact: Jay Rhee, General Manager, Arigene (+82-2-2109-9911)

“Trimeris has a Solid Business Model as a NASDAQ-listed Company”

The following is the official statement of Arigene, Co. Ltd. (“Arigene”) (CEO: Park, Sang Baek) regarding critiques made by third parties regarding its announced acquisition of Trimeris, Inc. (“Trimeris”).

Mr. Park says, “It has come to our attention that there are concerns about the fact that a Korean company is seeking to acquire a NASDAQ-listed company that developed a global new drug that sold $167 Million for a year in 2008. We want to address what we perceive to be inaccurate or incomplete statements about the transaction made by others about the deal and Trimeris.

Arigene’s official stance as to communication regarding the acquisition, reasonableness of the acquisition price; Trimeris as a going concern post acquisition; and Fuzeon’s marketability and stability are as follows:

# IR Communications on Trimeris Acquisition are Limited Due to Compliance with US SEC Rules & Regulations on Tender Offers.

For a tender offer, SEC prohibits any public communication made by the company that may have impact on the shareholders’ decision making as to whether or not to tender their shares. If violated, SEC may cancel the tender offer. This is why Arigene is not as active on the IR as it would want to for this transaction. As a result, Arigene will publicly announce its future visions and detailed business plans after the completion of tender offer.

# Royalty from Roche is until 2021.

Trimeris is a bio-tech company that achieved KRW 9.7 billion and KRW 4.1 billion in net profits for FY2008 and 1H 2009, respectively. The major source of income is the royalty payments from Roche on Fuzeon, an AIDS treatment, sales. Operating profits were $2.5 million and $5.0 million for 1H 2008 and 1H 2009, respectively. And because royalty payment period under the contract with Roche is until 2021, Trimeris shall be viewed as a going concern with continuing operations for more than 10 years from now.

# Acquisition Price is Reasonable Compared to That of Recent US Acquisitions.

The acquisition price was reasonably and properly calculated based on the valuation report by an outside accounting firm, Shin Jung Accounting Firm. According to the valuation report, the analyst used two methods to assess reasonableness of the acquisition price: (1) a discounted cashflow analysis (DCF) and (2) a comparable premium analysis on recent US tender offer cases. Based on a DCF analysis, fair value per share of Trimeris ranged from $3.49 to $3.91, depending on discount rates. Also, based on comparable deals analysis of the US bio-tech industry, including Noven Pharmaceuticals. Inc. and Power Medial Interventions, Inc., the report concluded that the 40% premium (to the closing price on Oct. 1, 2009, the day immediately prior to the signing of the agreement) on Trimeris acquisition, was reasonable.

# Trimeris is Undervalued Considering Its Financial Performance.

Trimeris’ 1H 2009 EPS was $0.15, which translates to $0.30 when annualized (FY 2008 EPS was $0.36 and trailing twelve months EPS was $0.38). If we use $2.57 per share price as of Oct. 1, 2009, Trimeris’ P/E Ratio is only 8.6x. According to Yahoo Finance, bio-tech industry average PER was 16.43x, which is almost double that of Trimeris.

# Trimeris has $32.5 million in Cash & Short-term Investments; Plans to Reinstate R&D Force.

It is true that Trimeris, whose largest shareholder has been hedge funds, in order to maximize profitability, had downsized on its labor force and put R&D function on halt. Arigene, however, is planning to hire researchers to co-develop the next generation Fuzeon in R&D center to be established in Songdo, Korea. As a result of reorganization and enhanced profits, a special dividend was paid in 2008 in accordance with a board resolution. Even after the special dividend, Trimeris had KRW 35 billion in cash at the end of FY 2008 and still had $32.5 million (KRW 41.3 billion) in cash-equivalent assets as at Jun. 30, 2009.

# Fuzeon is an Approved and Essential Drug for AIDS.

HIV infection goes through 4 stages: [Stage 1] HIV enters into a human cell; [Stage 2] HIV replicates; [Stage3] HIV enters into human DNA; and [Stage 4] new virus multiplies. Until recently, most of treatments involve so called “Cocktail method,” where AIDS patients are prescribed to take both Stage 2 and 4 treatments. Most of the AIDS treatments (30 or so) developed until recently involved obstructing stages 2 & 4 process, but patients developing tolerance against these drugs became a significant issue that called for newer class of drugs.

Fuzeon, launched by Trimeris in 2003 and distributed by Roche, is a treatment in a newer class, differentiating itself from other then existing treatments by working at Stage 1. It was approved by the US FDA and marketed globally.

Since the discovery of HIV virus as a cause for AIDS in 1983, the number of AIDS patients has been increasing. According to the Korean Intellectual Property Office, the cumulative number of Korean AIDS patients was 6,210 at the end of 2008 and among them 1,084 has deceased.

With regards to Korean AIDS patients’ petition for a compulsory license on Fuzeon, the National Human Rights Commission of Korea on June 15, 2009 declared, “Fuzeon is an indispensable medical drug for AIDS treatment that is absolutely required to sustain lives of AIDS patients who failed to be treated by or developed tolerance against highly active antiretroviral therapies.”

Fuzeon was approved by Korean FDA for distribution and designated as a rare medical supply (orphan drug) qualifying it to receive support from the government in terms of the treatment cost. Korean AIDS patients, however, has not been able to get the insurance coverage on Fuzeon because Roche and Korean government could not reach an agreement on price for more than 4 years. Through the acquisition of Trimeris, Arigene gains access to the original technology for Fuzeon and thereby expects to be able to help support Korean AIDS patients in the future.

Fuzeon’s sales increased to $266.8 million in 2007 from its 1st year sales of $36.5 million. But its sales started to decline after the introduction in 2007 of 3 new drugs including Merk’s Efavirenz, a drug for stage 1 treatment, which is considered better in convenience of usage and is actively competing with Fuzeon. However, the sales decline has stopped recently as the patients who developed resistance against competing drugs are gradually returning to Fuzeon. Furthermore, the next generation Fuzeon or TRI-1144, which is improved from Fuzeon in effectiveness and convenience, is under development – Trimeris finished Phase I clinical trial with the US FDA for this next generation drug and Arigene will prepare for Phase II post acquisition.

# Fuzeon Side Effects are 1~3%.

According to the Korea Orphan Drug Center, ISRs are the reported side effect of Fuzeon. But only 3% of the patients stopped taking Fuzeon because of ISRs and 1.1% reported to have experienced ISRs with abscess.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Trimeris. Arigene and RTM Acquisition Company, a wholly owned subsidiary of Arigene, have not commenced the tender offer for the shares of Trimeris stock described in this press release. Upon commencement of the tender offer, Arigene and RTM Acquisition Company will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Trimeris will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Arigene, Trimeris, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. These materials will be sent free of charge to all stockholders of Trimeris. Investors and security holders will also be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Arigene and Trimeris through the web site maintained by the SEC at www.sec.gov.

Cautionary Note regarding Forward Looking Statements

This press release contains forward-looking information about the proposed transaction between Trimeris and Arigene, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about Arigene’s management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause actual results and outcomes, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Trimeris’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies will be indicative of results obtained in future clinical trials; whether Trimeris or Arigene will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in Trimeris’ periodic reports filed with the SEC including, without limitation, the risk factors detailed in Trimeris’ Form 10-K filed with the SEC on March 13, 2009. The forward looking statements are made only as of the date of publication. Except as otherwise required by law, the parties specifically disclaim any obligation to update any of these forward looking statements.